Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

XPeng Inc. (“XPENG” or the “Company”, Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited consolidated financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2022 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

•	Total deliveries of vehicles were 120,757 in 2022, representing an increase of 23.0% from 98,155 in 2021.

•	Deliveries of the Flagship G9 SUVs were 6,373 in 2022.

•	XPENG’s physical sales network continued expansion with a total of 420 stores, covering 143 cities as of December 31, 2022.

•	XPENG self-operated charging station network further expanded to 1,014 stations, including 808 XPENG self-operated supercharging stations and 206 destination charging stations as of December 31, 2022.

•	Total revenues were RMB26.86 billion for the year ended December 31, 2022, representing an increase of 28.0% from RMB20.99 billion for the year ended December 31, 2021.

•	Revenues from vehicle sales were RMB24.84 billion for the year ended December 31, 2022, representing an increase of 23.9% from RMB20.04 billion for the year ended December 31, 2021.

*	For identification purpose only

•	Gross margin was 11.5% for the year ended December 31, 2022, compared with 12.5% for the year ended December 31, 2021.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 9.4% for the year ended December 31, 2022, compared with 11.5% for the year ended December 31, 2021.

•

Net loss was RMB9.14 billion for the year ended December 31, 2022, compared with RMB4.86 billion for the year ended December 31, 2021. Excluding share-based compensation expenses, non-GAAP net loss was RMB8.43 billion for the year ended December 31, 2022, compared with RMB4.48 billion for the year ended December 31, 2021.

•

Net loss attributable to ordinary shareholders of XPENG was RMB9.14 billion for the year ended December 31, 2022, compared with RMB4.86 billion for the year ended December 31, 2021. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB8.43 billion for the year ended December 31, 2022, compared with RMB4.48 billion for the year ended December 31, 2021.

•

Basic and diluted net loss per ADS were both RMB10.67 for fiscal year 2022, compared with RMB5.92 for the prior year. Non-GAAP basic and diluted net loss per ADS were both RMB9.84 for fiscal year 2022, compared with RMB5.46 for the prior year.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB38.25 billion as of December 31, 2022. Time deposits include short-term deposits, current portion and non-current portion of long-term deposits.

MANAGEMENT COMMENTARY

“We have comprehensively reviewed our strategy and took decisive actions to execute our organisational restructuring and strengthen our capabilities where necessary,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “From 2023 to 2027, the industry will move from a phase of rapid EV penetration to an era of accelerated disruption by smart technologies, and we are confident that we will further strengthen our leadership in smart EV technologies.”

“With the optimization of our product portfolio and the significant improvement of our marketing capabilities, we will resume growth in our sales and market share,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “In the meantime, we will improve operational efficiency across our business processes and continue to reduce costs.”

RECENT DEVELOPMENTS

Deliveries in January and February 2023

•	Total deliveries were 5,218 vehicles in January 2023.

•	Total deliveries were 6,010 vehicles in February 2023.

•	As of February 28, 2023, year-to-date total deliveries were 11,228 vehicles.

Appointment of President

Ms. Fengying Wang (“Ms. Wang”) has been appointed as the president of the Company with effect from January 30, 2023. Prior to joining the Company, Ms. Wang served various leadership positions at Great Wall Motor Company Limited (HKEX stock code: 2333 and SSE stock code: 601633) from 1991 to 2022, including but not limited to the Vice Chairman and the General Manager.

Launch of The New P7i Sports Sedan

In March 2023, the Company officially launched and kicked off deliveries of the P7i sports sedan for the Chinese market. The P7i is the new mid-cycle facelift version of the P7, with comprehensive upgrades in driver assistance, intelligent cockpit, performance and charging efficiency.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022

Total revenues were RMB26.86 billion for the year ended December 31, 2022, representing an increase of 28.0% from RMB20.99 billion for the prior year.

Revenues from vehicle sales were RMB24.84 billion for fiscal year 2022, representing an increase of 23.9% from RMB20.04 billion for the prior year. The increase was mainly attributable to higher vehicle deliveries.

Revenues from services and others were RMB2.02 billion for fiscal year 2022, representing an increase of 113.0% from RMB0.95 billion for the prior year. The increase was mainly attributable to more services, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB23.77 billion for fiscal year 2022, representing an increase of 29.4% from RMB18.37 billion for the prior year. The increase was mainly in line with vehicle deliveries as described above.

Gross margin was 11.5% for fiscal year 2022, compared with 12.5% for the prior year.

Vehicle margin was 9.4% for fiscal year 2022, compared with 11.5% for the prior year. The decrease was primarily due to increased sales discount and increases in material cost.

Research and development expenses were RMB5.21 billion for fiscal year 2022, representing an increase of 26.8% from RMB4.11 billion for the prior year. The increase was primarily due to higher employee compensation as a result of more research and development staff and higher expenses relating to the development of new vehicle models to support future growth.

Selling, general and administrative expenses were RMB6.69 billion for fiscal year 2022, representing an increase of 26.1% from RMB5.31 billion for the prior year. The increase was mainly due to the expansion of the Company’s sales network and associated personnel cost.

Loss from operations was RMB8.71 billion for fiscal year 2022, compared with RMB6.58 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB8.00 billion for fiscal year 2022, compared with RMB6.20 billion for the prior year.

Impact of foreign currency revaluation reflected the following results:

(i)

Exchange loss from foreign currency transactions was RMB1.46 billion for fiscal year 2022, primarily reflecting the revaluation impact of Renminbi-denominated assets held in U.S. dollar functional currency subsidiaries as a result of Renminbi depreciation against U.S. dollars in 2022.

(ii)

Foreign currency translation adjustment was RMB3.19 billion gain for fiscal year 2022, primarily resulting from the appreciation of U.S. dollar-denominated assets. Such revaluation was included in other comprehensive income (loss), but not net loss.

Net loss was RMB9.14 billion for fiscal year 2022, compared with RMB4.86 billion for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB8.43 billion for fiscal year 2022, compared with RMB4.48 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB9.14 billion for fiscal year 2022, compared with RMB4.86 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, was RMB8.43 billion for fiscal year 2022, compared with RMB4.48 billion for the prior year.

Comprehensive loss attributable to ordinary shareholders of XPENG was RMB5.95 billion for fiscal year 2022, compared with RMB5.78 billion for the prior year.

Basic and diluted net loss per ADS were both RMB10.67 for fiscal year 2022, compared with RMB5.92 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB9.84 for fiscal year 2022, compared with RMB5.46 for the prior year.

Balance Sheets

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB38.25 billion, compared with RMB43.54 billion as of December 31, 2021.

BUSINESS OUTLOOK

For the first quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 18,000 and 19,000, representing a year-over-year decrease of approximately 45.0% to 47.9%.

•	Total revenues to be between RMB4.0 billion and RMB4.2 billion, representing a year-over-year decrease of approximately 43.7% to 46.3%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB9.14 billion and RMB4.86 billion for the years ended December 31, 2022 and 2021, respectively. Accumulated deficit amounted to RMB25.33 billion as of December 31, 2022. Net cash used in operating activities was approximately RMB8.23 billion and RMB1.09 billion for the year ended December 31, 2022 and 2021, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on Hong Kong Stock Exchange, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion.

As of December 31, 2022, the balance of cash and cash equivalents, restricted cash, excluding RMB0.02 billion (December 31, 2021: RMB0.01 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB38.23 billion (December 31, 2021: RMB43.53 billion).

2.	Interest-bearing bank and other borrowings

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1.60 billion from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB0.80 billion out of the RMB1.60 billion borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB0.80 billion was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of December 31, 2022, the effective interest rate of the RMB0.80 billion loans from Zhaoqing High-tech Zone and the RMB0.80 billion bank loans was 4.90% and 4.98% per annum, respectively. As of December 31, 2022, the principal amount of RMB0.70 billion loans due to Zhaoqing High-tech Zone was repaid in advance and RMB0.02 billion of the bank loans was repaid according to the repayment schedule. As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB0.10 billion and the bank loans amounted to RMB0.78 billion as of December 31, 2022.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* (廣州小鵬新能源汽車有限公司) obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1.12 billion from a bank in the PRC. As of December 31, 2021 and 2022, RMB0.41 billion and RMB0.80 billion had been drawn from the bank with an effective interest rate of 5.42% and 5.30% per annum, respectively. For the years ended December 31, 2021 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interested expenses as incurred, upon the acceptance of subsidy application by the local government, if any.

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* (小鵬汽車華中 (武漢) 有限公司) obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3.00 billion from a syndicate of banks in the PRC. As of December 31, 2021 and 2022, RMB0.37 billion and RMB1.71 billion had been drawn from the banks with an effective interest rate of 4.65% and 4.35% per annum, respectively. For the years ended December 31, 2021 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any.

In 2022, Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* (肇慶小鵬新能源投資有限公司) obtained bank loans for financing the expenditures of operations, amounting to RMB2.01 billion with an effective interest rate of 3.44% per annum from the banks in the PRC.

In 2022, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained bank loans for financing for the expenditures of operations, amounting to RMB1.58 billion with an effective interest rate of 3.52% per annum from the banks in the PRC.

In 2022, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed securitizations by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB1.50 billion were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of December 31, 2022, the balance of current and non-current portion of asset-based securities were RMB0.64 billion and RMB0.18 billion, respectively.

As of December 31, 2022, all of the bank loans and other borrowings of the Group were denominated in RMB and were at fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of December 31, 2022, the Group pledged restricted deposits of RMB0.11 billion (December 31, 2021: RMB0.61 billion) for the issuance of letter of guarantee, bank notes, forward exchange contracts, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants, and the land use right of Wuhan plant were secured for the long-term bank loan with a total appraised value of RMB0.99 billion (December 31, 2021: RMB0.99 billion).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2022, the gearing ratio of the Group is 21.1% (December 31, 2021: 4.0%).

5.	Material investments

For the year ended December 31, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2022). As of December 31, 2022, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of December 31, 2022, the Group had capital commitments amounting to RMB1.72 billion for the acquisition of property, plant and equipment, which was primarily for Guangzhou, Zhaoqing and Wuhan plants, and RMB0.66 billion for other investments.

7.	Contingent liabilities

As of December 31, 2022, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

For the year ended December 31, 2022, the Group did not have any material acquisitions and disposals.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars. The Group enters into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the year ended December 31, 2022, the Group entered into foreign exchange forward contracts, which were not qualified for hedge accounting. As of December 31, 2022, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of December 31, 2022:

Function	Number of Employees
Research and development	6,313
Sales and marketing	6,316
Manufacturing	2,647
General and administration	87
Operation	466

Total	15,829

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On February 15, 2022, the Company issued 73,750 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in June 2021 (the “2019 Equity Incentive Plan”).

On April 4, 2022, the Company issued 1,555,380 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 19, 2022, the Company issued 73,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 28, 2022, the Company issued 6,182,984 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On July 7, 2022, the Company issued 776,122 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On August 23, 2022, the Company issued 351,022 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On September 26, 2022, the Company issued 1,982,508 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On October 11, 2022, the Company issued 40,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On November 30, 2022, the Company issued 123,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan, and 61,137,879 Class B ordinary shares were converted to 61,137,879 Class A ordinary shares.

On December 21, 2022, the Company issued 1,485,462 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of Part 2 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in Part 2 of the CG Code during the Reporting Period.

Compliance with Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since December 31, 2022 and up to the date of this announcement.

Scope of work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The figures in respect of the Group’s unaudited consolidated balance sheet, unaudited consolidated statement of comprehensive loss and the related notes thereto for the year ended December 31, 2022 as set out in the preliminary announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year ended December 31, 2022. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Audit committee review of financial statements

Our audit committee of the Board (the “Audit Committee”) reviews the adequacy of our internal controls to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations. The Audit Committee currently consists of three members, namely Mr. Donghao Yang, Mr. Ji-Xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are independent non-executive Directors and Mr. Ji-Xun Foo is a non-executive Director. Mr. Donghao Yang is the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited consolidated financial statements and annual results of the Group for the year ended December 31, 2022. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

Final dividend

The Board does not recommend the distribution of a final dividend for the year ended December 31, 2022.

Publication of annual results and annual report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the Company’s investor relations website at http://ir.xiaopeng.com. The 2022 annual report of the Company containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Annual Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, March 17, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

XPENG INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Year Ended December 31
	Note	2022 RMB	2021 RMB
Revenues
Vehicle sales	3	24,839,637	20,041,955
Services and others	3	2,015,482	946,176

Total revenues	3	26,855,119	20,988,131

Cost of sales
Vehicle sales		(22,493,122)	(17,733,036)
Services and others		(1,273,606)	(632,540)

Total cost of sales		(23,766,728)	(18,365,576)

Gross profit		3,088,391	2,622,555

Operating expenses
Research and development expenses		(5,214,836)	(4,114,267)
Selling, general and administrative expenses		(6,688,246)	(5,305,433)

Total operating expenses		(11,903,082)	(9,419,700)

Other income, net		109,168	217,740

Loss from operations		(8,705,523)	(6,579,405)

Interest income		1,058,771	743,034
Interest expenses		(132,192)	(55,336)
Fair value gain on derivative assets or derivative liabilities		59,357	79,262
Fair value gain on long-term investments		25,062	591,506
Exchange (loss) gain from foreign currency transactions		(1,460,151)	313,580
Other non-operating income, net		36,318	70,253

Loss before income tax expenses and share of results of equity method investees		(9,118,358)	(4,837,106)

Income tax expenses	4	(24,731)	(25,990)
Share of results of equity method investees		4,117	—

Net loss		(9,138,972)	(4,863,096)

Net loss attributable to ordinary shareholders of XPeng Inc.		(9,138,972)	(4,863,096)

XPENG INC.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Year Ended
		December 31
	Note	2022	2021
		RMB	RMB
Net loss		(9,138,972)	(4,863,096)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil tax		3,192,573	(918,168)

Total comprehensive loss attributable to XPeng Inc.		(5,946,399)	(5,781,264)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(5,946,399)	(5,781,264)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,712,533,564	1,642,906,400
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(5.34)	(2.96)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		856,266,782	821,453,200
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(10.67)	(5.92)

XPENG INC.

UNAUDITED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2022	2021
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		14,607,774	11,024,906
Restricted cash		106,272	609,975
Short-term deposits		14,921,688	25,858,007
Short-term investments		1,262,129	2,833,763
Long-term deposits, current portion		427,466	—
Accounts and notes receivable, net	6	3,872,846	2,673,494
Installment payment receivables, net, current portion		1,294,665	887,202
Inventory		4,521,373	2,661,921
Amounts due from related parties		47,124	32,785
Prepayments and other current assets		2,466,084	2,248,683

Total current assets		43,527,421	48,830,736

Non-current assets
Long-term deposits		6,926,450	3,217,266
Property, plant and equipment, net		10,606,745	5,424,776
Right-of-use assets, net		1,954,618	1,561,175
Intangible assets, net		1,042,972	878,724
Land use rights, net		2,747,854	595,471
Installment payment receivables, net		2,188,643	1,863,492
Long-term investments		2,295,032	1,549,176
Other non-current assets		201,271	1,730,486

Total non-current assets		27,963,585	16,820,566

Total assets		71,491,006	65,651,302

XPENG INC.

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2022	2021
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings		2,419,210	—
Accounts and notes payable	7	14,222,856	12,362,186
Amounts due to related parties		91,111	24,919
Operating lease liabilities, current portion		490,811	373,488
Finance lease liabilities, current portion		128,279	—
Deferred revenue, current portion		389,243	418,227
Long-term borrowings, current portion		761,859	—
Accruals and other liabilities		5,583,829	4,811,107
Income taxes payable		27,655	22,737

Total current liabilities		24,114,853	18,012,664

Non-current liabilities
Long-term borrowings		4,613,057	1,675,106
Operating lease liabilities		1,854,576	1,189,754
Finance lease liabilities		797,743	—
Deferred revenue		694,006	479,061
Other non-current liabilities		2,506,106	2,148,139

Total non-current liabilities		10,465,488	5,492,060

Total liabilities		34,580,341	23,504,724

XPENG INC.

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of December 31,
	Note	2022 RMB	2021 RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,376,693,799 and 1,302,911,192 shares issued, 1,371,774,629 and 1,291,039,502 shares outstanding as of December 31, 2022 and 2021, respectively)		92	87
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 409,846,136 shares issued and outstanding as of December 31, 2022 and 2021, respectively)		21	25
Additional paid-in capital		60,691,019	59,980,534
Statutory reserves		6,425	6,047
Accumulated deficit		(25,330,916)	(16,191,566)
Accumulated other comprehensive income (loss)		1,544,024	(1,648,549)

Total shareholders’ equity		36,910,665	42,146,578

Total liabilities and shareholders’ equity		71,491,006	65,651,302

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018, and delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. It delivered the G3i, the new mid-cycle facelift version of the G3, since August 2021, and delivered its third model of smart electric vehicles, a family sedan featured with LiDAR, P5, since September 2021. It delivered its fourth model of smart electric vehicles, a flagship SUV, G9 since September 2022. It manufactures all vehicles through its own plants in Zhaoqing and Guangzhou. As of December 31, 2022, its primary operations are conducted in the People’s Republic of China (“PRC”).

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The unaudited consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying unaudited consolidated financial statements are summarized below.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

3.	Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31,
	2022	2021
	RMB’000	RMB’000
Vehicle sales
— At a point in time	24,839,637	20,041,955
Services and others
— At a point in time	1,286,804	582,845
— Over time	728,678	363,331

Total	26,855,119	20,988,131

4.	Taxation

Income	taxes

Cayman	Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

XPeng Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2021 and 2022 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Guangzhou Xiaopeng Motors Technology Co., Ltd.* (廣州小鵬汽車科技有限公司) applied for the HNTE qualification and received approval in December 2022. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) applied for the HNTE qualification and received approval in December 2020. Zhaoqing XPeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

Beijing Xiaopeng Automobile Co., Ltd.* (北京小鵬汽車有限公司) applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

Shanghai Xiaopeng Motors Technology Co., Ltd.* (上海小鵬汽車科技有限公司) applied for the HNTE qualification and received approval in December 2022. Shanghai XPeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Under the EIT Law enacted by the National People’s Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant policies promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified R&D expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.

Composition of income tax expenses for the years presented are as follows:

	For the Year Ended December 31,
	2022	2021
	RMB’000	RMB’000
Current income tax expenses	24,731	25,990

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022 and 2021 as follows:

	For the Year Ended December 31,
	2022	2021
	RMB’000	RMB’000
Numerator:
Net loss	(9,138,972)	(4,863,096)

Net loss attributable to ordinary shareholders of XPeng Inc.	(9,138,972)	(4,863,096)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,712,533,564	1,642,906,400

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(5.34)	(2.96)

For the years ended December 31, 2022 and 2021, the Company had potential ordinary shares, including non-vested RSUs granted. As the Group incurred losses for the years ended December 31, 2022 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 37,919,529 as of December 31, 2022 and 44,422,384 as of December 31, 2021.

6.	Accounts and Notes Receivable, net

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
Accounts receivable, net	3,855,851	2,657,579
Notes receivable	16,995	15,915

Total	3,872,846	2,673,494

Accounts receivable consisted of the following:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
Accounts receivable, gross	3,876,103	2,669,206
Allowance for doubtful accounts	(20,252)	(11,627)

Accounts receivable, net	3,855,851	2,657,579

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
0–3 months	163,327	678,850
3–6 months	341,293	420,907
6–12 months	801,331	528,566
Over 1 year	2,570,152	1,040,883

Accounts receivable, gross	3,876,103	2,669,206

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
0–3 months	16,995	15,915

7.	Accounts and Notes Payable

Accounts and notes payable consists of the following:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
Accounts payable	7,269,757	7,374,571
Notes payable	6,953,099	4,987,615

Total	14,222,856	12,362,186

The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
0-3 months	6,011,186	6,566,301
3-6 months	858,875	655,640
6-12 months	283,516	81,665
Over 1 year	116,180	70,965

Total	7,269,757	7,374,571

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	RMB’000	RMB’000
0–3 months	2,850,427	2,527,938
3–6 months	4,060,930	2,414,955
6–12 months	41,742	44,722

Total	6,953,099	4,987,615

8.	Dividends

Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2022 and 2021, respectively.

XPENG INC.

UNAUDITED ANNUAL RECONCILIATIONS

OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31,
	2022 RMB	2021 RMB
Loss from operations	(8,705,523)	(6,579,405)
Share-based compensation expenses	710,486	379,948

Non-GAAP loss from operations	(7,995,037)	(6,199,457)

Net loss	(9,138,972)	(4,863,096)
Share-based compensation expenses	710,486	379,948

Non-GAAP net loss	(8,428,486)	(4,483,148)

Net loss attributable to ordinary shareholders	(9,138,972)	(4,863,096)
Share-based compensation expenses	710,486	379,948

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(8,428,486)	(4,483,148)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,712,533,564	1,642,906,400
Non-GAAP net loss per ordinary share
Basic and diluted	(4.92)	(2.73)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	856,266,782	821,453,200
Non-GAAP net loss per ADS
Basic and diluted	(9.84)	(5.46)